UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

           Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08,
                     Bermuda (Address of principal executive
                                     office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated November 15, 2007.

                                                                       Exhibit 1


SFL - 3Q 2007 Presentation

Press release from Ship Finance International Ltd. November 15, 2007

Please find enclosed the presentation of the Preliminary Third Quarter Results held Thursday, November 15, 2007 in the link below.

http://hugin.info/134876/R/1168887/229917.pdf

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                    Ship Finance International Limited


Dated:  November 16, 2007           By:      /s/   Lars Solbakken
                                             -----------------------------------
                                    Name:    Lars Solbakken
                                    Title:   Chief Executive Officer
                                             Ship Finance Management AS


SK 23153 0001 829833